# SEC Schedule 13D/A (Amendment No. 19) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GameStop Corp., CIK 0001326380
CUSIP: 36467W109
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 625 WESTPORT PARKWAY, GRAPEVINE, Texas (TX), 76051
Date of event which requires filing of this statement: 09/29/2026
Filed by CIK 0001767470
Persons authorized to receive notices and communications: RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Cohen Ryan (CIK 0001767470): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF), other (OO); sole voting power 44,683,306; shared voting power 0; sole dispositive power 44,683,306; shared dispositive power 0; aggregate amount beneficially owned 44,683,306 (8.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value per share
Name of issuer: GameStop Corp.
Address of issuer's principal executive offices: 625 WESTPORT PARKWAY, GRAPEVINE, Texas (TX), 76051

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares directly owned by Mr. Cohen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 40,948,522 Shares directly owned by Mr. Cohen is approximately $185,549,462, excluding brokerage commissions.

Mr. Cohen also owns 3,734,784 Warrants, which Mr. Cohen received from the Issuer for no consideration pursuant to a warrant dividend distribution to the Issuer's stockholders (as further explained in Amendment No. 12 to the Schedule 13D).

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

There have been no transactions in securities of the Issuer by the Reporting Person since the filing of Amendment No. 18 to the Schedule 13D.

## Signatures
- Cohen Ryan: /s/ Ryan Cohen, Ryan Cohen (09/29/2026)